                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                              LG Display Co., Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  COMMON STOCK, PAR VALUE (WON)5,000 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50186V102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 16, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)

         [ ]     Rule 13d-1(c)

         [x]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.        50186V102
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons

         Koninklijke Philips Electronics N.V.
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) NOT APPLICABLE

         (b) X
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization     The Netherlands
--------------------------------------------------------------------------------
   Number of           5.   Sole Voting Power          0
    Shares           -----------------------------------------------------------
 Beneficially          6.   Shared Voting Power        0
Owned by Each        -----------------------------------------------------------
  Reporting            7.   Sole Dispositive Power     0
 Person With         -----------------------------------------------------------
                       8.   Shared Dispositive Power   0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person   0

--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares    X
         (See Instructions)
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)   0% (1)

--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)   CO/HC
--------------------------------------------------------------------------------

-------------------
(1) Koninklijke Philips Electronics N.V. previously held the Common Stock as a member of a group together with LG Electronics Inc. See Item 9.

CUSIP NO.        50186V102
--------------------------------------------------------------------------------
     1.  Names of Reporting Persons

         LG Electronics Inc.
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) NOT APPLICABLE

         (b) X
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization     The Republic of Korea
--------------------------------------------------------------------------------
   Number of           5.   Sole Voting Power         135,625,000
    Shares           -----------------------------------------------------------
 Beneficially          6.   Shared Voting Power       0
Owned by Each        -----------------------------------------------------------
  Reporting            7.   Sole Dispositive Power    135,625,000
 Person With         -----------------------------------------------------------
                       8.   Shared Dispositive Power  0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                        135,625,000
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                      NOT APPLICABLE
--------------------------------------------------------------------------------
     11. Percent of Class Represented by Amount in Row (9)   37.9%
--------------------------------------------------------------------------------
     12. Type of Reporting Person (See Instructions)   CO/HC
--------------------------------------------------------------------------------

         This Amendment No.4 to Schedule 13G amends and restates in its entirety Items 4, 5, 8 and 9 of the Schedule 13G of Koninklijke Philips Electronics N.V., a Netherlands corporation ("Philips"), and LG Electronics Inc., a Korean corporation ("LG Electronics"), dated February 11, 2005 and amended on February 6, 2006, February 12, 2008 and February 12, 2009 (together with this Amendment No. 4, the "Schedule 13G"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13G as first filed on February 11, 2005.

Item 4.  Ownership.

          (a)  Amount beneficially owned: 0 by Philips
                                          135,625,000 by LG Electronics

          (b)  Percent of class: 0% by Philips
                                 37.9% by LG Electronics

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:
                         135,625,000 by LG Electronics

               (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                         135,625,000 by LG Electronics

               (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

                  [x] (Philips only) (2)

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Philips and LG Electronics previously held the Common Stock as a group. The group was dissolved upon the sale by Philips of 47,225,000 shares of the Common Stock on March 16, 2009. All further filings with respect to transactions in the Common Stock will be filed, if required, by members of the dissolved group in their individual capacity.


-------------------
(2) LG Electronics continues to hold the Common Stock indicated in response to
Item 4.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 2009                   KONINKLIJKE PHILIPS ELECTRONICS N.V.,
                                         a Netherlands corporation


                                         By:    /s/ E.P. Coutinho
                                            ------------------------------------
                                         Name:  E.P. Coutinho
                                         Title: Chief Legal Officer and
                                                Company Secretary


                                         LG ELECTRONICS INC.,
                                         a Korean corporation


                                         By:    /s/ Bu Hyun Yoon
                                            ------------------------------------
                                         Name:  Bu Hyun Yoon
                                         Title: Vice President